

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

Jianhui Ye
Chief Executive Officer
EZGO Technologies Ltd.
Building A, Floor 5,
Changzhou Institute of Dalian University of Technology
Science and Education Town
Wujin District, Changzhou City
Jiangsu, China 213164

> **Re: EZGO Technologies Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted August 20, 2020**
> **CIK No. 0001806904**

Dear Mr. Ye:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted August 20, 2020

General

1.   We note what appear to be improper references to the six month interim periods ended June 30, rather than March 31, on pages 6,8 and 41. Please clarify or correct these references and any other improper interim period references throughout the filing.

You may contact Jeff Gordon at (202) 551-3866 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richard Anslow, Esq.